

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2014

Via E-mail
Michael L. Seneski
Chief Financial Officer and Treasurer
Ford Motor Credit Company LLC
One American Road
Dearborn, MI 48126

> **Re:**   **Ford Motor Credit Company LLC**
> **Form 10-K for Fiscal Period Ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 001-06368**

Dear Mr. Seneski:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2013

Note 10. Income Taxes, page FC-32

1. You disclose that you reversed $250 million in deferred tax liabilities in 2011 due to a change in assertion that $3.6 billion of earnings from nearly all non-U.S. subsidiaries would be indefinitely reinvested outside the United States. During the fourth quarter of 2013 you concluded that $500 million in earnings from their European operations planned for distribution to the United States would also be indefinitely reinvested outside the United States. As a result, you reversed tax liabilities of $83 million related to these foreign earnings. Despite your assertions that you would indefinitely reinvest the

earnings in your foreign operations dating back to 2011, the net income before taxes of your international segment has remained unchanged at $371 million since 2011.

ASC 740-30-45 states that a parent entity shall have evidence of specific plans for the reinvestment of undistributed earnings of a foreign subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely. Please provide us with copies of documents that support your reinvestments of undistributed earnings to date and your specific plans for the reinvestment of the undistributed earnings in excess of $4 billion in your foreign subsidiaries that overcome the presumption that all undistributed earnings will be transferred to the parent entity. Please also tell us why the reinvestment of your foreign earnings has not resulted in any increase in your net income before taxes or revenues for your international segment in 2012 or 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief